FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

17/07	Sep 5, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
A.J. MILLER ANNOUNCES SUPPORT OF WEX PHARMACEUTICAL MANAGEMENT
Vancouver, BC (September 5, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today the support of a significant, long-standing shareholder of the Company.
Mr. A.J. Miller, a former director of the Company and owner of 3,546,700 shares (representing approximately 8.1% of the outstanding shares), announced his intentions yesterday to vote his shares of stock for the Company’s management nominees described in its Notice of Meeting and Management Information Circular for the Annual and Special Meeting of Shareholders scheduled for September 17, 2007 and not for any nominees proposed in opposition to any of the management nominees. A copy of Mr. Miller’s news release is attached.
“We thank Mr. Miller for his support,” said Dr. Edge Wang, President & CEO of the Company. “We are looking forward to support from a majority of our shareholders. Continuity on the Board of Directors is highly important as we work to close the proposed transaction with CK Life Sciences Int’l., Inc.”
On July 16, 2007 the Company announced a proposed transaction in which CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong would subscribe for over 16 million shares of common stock at a price of $0.275 per share, for a total of approximately $4,490,000, and would purchase a convertible debenture from the Company for $15,600,000. Details of the proposed transaction are disclosed in the Management Information Circular, which was filed on SEDAR on August 17, 2007.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNIFICANT SHAREHOLDER ANNOUNCES SUPPORT OF WEX PHARMACEUTICAL
MANAGEMENT
15:16 EDT Tuesday, September 04, 2007
DENVER, COLORADO — (Marketwire — Sept. 4, 2007) — A.J. Miller, owner of 3,546,700 shares of WEX Pharmaceuticals Inc. (TSE:WXI) (the “Company”), today announced that he intends to vote his shares of stock (directly or by proxy) for the Company’s management nominees described in its Notice of Meeting and Management Information Circular for the Shareholders’ meeting scheduled for September 17, 2007 and not for any nominees proposed in opposition to any of the management nominees.
Mr. Miller noted that the Company has announced a proposed transaction in which CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong would subscribe for over 16 million shares of common stock at a price of $0.275 per share, for a total of approximately $4,490,000, and would purchase a convertible debenture from the Company for $15,600,000. The $20 million proceeds from the CKLS transaction would be applied to fund the planned Phase 3 Clinical Trials of Tectin™ and for working capital purposes.
Mr. Miller stated, “In my opinion, the Company has a bright future, but only with adequate capital to fund the development of its very promising products. I am concerned that the disruption of a proxy contest will jeopardize the proposed critical financing. I had great confidence in the Company, its management and its products when I made my initial investment in November 1999, and continue to have that confidence.”
The Notice of Meeting and Management Information Circular stated that Mr. Michael Luan has advised the Company “that he intends to withhold his vote from three of the director nominees, that being: Simon Anderson, John Sibert and Ken Strong, and making a motion at the Meeting putting forth three alternative directors, including Joe Levinson and Adam Zong, for election by the Shareholders. The third has not yet been identified.”
Mr. Miller added, “While Mr. Luan’s proposed candidates appear qualified, management and its nominees should stay the course during these critical times for the Company.”
Mr. Miller further noted that he wishes to express his thanks to Mr. Frank Shum and Mr. Michael Luan (both of which are substantial shareholders of WEX and who have invested considerable time and money in WEX) for their tireless efforts in bringing WEX to where it is today. Mr. Frank Shum is the founder of WEX and was the Chairman of WEX’s Board of Directors until 2005.
During the time that Mr. Shum served WEX, the commercialization of Tetrodotoxin was advanced from a concept to the Phase IIb double-blind placebo controlled trial in Canada for cancer patients which was terminated in March, 2006. Mr. Luan succeeded Mr. Shum as Chairman of WEX’s Board of Directors and has guided WEX through a very turbulent time the past couple of years and deserves credit for bringing WEX and CKLS together and leading the negotiations to settle the business terms. Mr. Miller strongly encourages all WEX shareholders to express their thanks to Frank Shum and Michael Luan.

Mr. Miller went on to say that since WEX announced the proposed transaction with CKLS on July 16, 2007, he has reviewed some of the publicly available records on CKLS and its significant shareholder, Cheung Kong (Holdings) Limited and has collected various newspaper and magazine articles as well as press releases which relate directly and indirectly to the business of pain management. If a WEX shareholder or other interested party desires to obtain an index listing these public documents, they may contact Mr. Miller at amiller@hamiltoncompanies.com.
Finally, Mr. Miller stated that he plans to attend the September 17, 2007 WEX shareholders meeting and at that time will thank the WEX Board of Directors for their past efforts and wish them well in taking WEX forward in hopefully achieving the commercialization of Tetrodotoxin during the next five years or so.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Mr. Miller
amiller@hamiltoncompanies.com

18/07	Sep 12, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
DEFAULT STATUS REPORT
Vancouver, BC (September 12, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) advises that there has been no material change in the information contained in its Notice of Default dated August 17, 2007.
In compliance with regulatory requirements, WEX is disseminating and filing on SEDAR the attached Default Status Report.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

DEFAULT STATUS REPORT
1. WEX Pharmaceuticals Inc. (“WEX”) advises that there has been no material change in the information contained in its Notice of Default dated August 17, 2007.
2. WEX expects to file its interim financial statements for its first fiscal quarter ended June 30, 2007 by October 14, 2007 as contemplated in the Notice of Default.
3. There is no other material information concerning the affairs of WEX that has not been generally disclosed as of the date hereof.
Dated the 12th day of September, 2007.

WEX PHARMACEUTICALS INC.

“Edge Wang”
Authorized Signatory

Form 52-109F2
Certification of Interim Filings
I, EDGE R. WANG, Chief Executive Officer of WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending June 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 14, 2007.

/s/ “Edge Wang”
EDGE R. WANG
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
I, EDGE R. WANG, Acting Chief Financial Officer of WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending June 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 14, 2007.

/s/ “Edge Wang”
EDGE R. WANG
Acting Chief Financial Officer

WEX PHARMACEUTICALS INC.
Consolidated Financial Statements
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)

NOTICE TO READER
These unaudited consolidated financial statements for the first financial quarter ended June 30, 2007 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2007.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	March 31,
As at	2007	2007

ASSETS

Current
Cash and cash equivalents	$359,874	$1,265,542
Short-term investments [note 5]	223,286	361,885
Receivables [note 6]	1,456,453	1,420,247
Inventory [note 7]	202,603	107,237
Prepaid expenses and deposits	291,822	255,315

Total current assets	2,534,038	3,410,226

Deposits	23,231	23,231
Property and equipment [note 8]	1,839,024	1,899,130

TOTAL ASSETS	$4,396,293	$5,332,587

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities [note 13]	$1,631,297	$1,606,319
Advances from customers	12,095	27,848
Deferred revenue	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures [note 10]	3,525,503	3,689,272

Total current liabilities	5,176,951	5,519,273

Deferred revenue	—	312,967
Deferred tenant inducements	12,084	14,098

Total liabilities	5,189,035	5,846,338

Commitments and contingencies [note 14]

Shareholders’ deficiency
Share capital [note 11]	64,230,769	64,230,769
Equity component of convertible debentures [note 10]	725,018	725,018
Contributed surplus [note 12(a)]	5,008,757	4,951,016
Deficit [note 1]	(70,754,486)	(70,420,554)
Accumulated other comprehensive loss	(2,800)	—

Total shareholders’ deficiency	(792,742)	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$4,396,293	$5,332,587

Nature and continuance of operations and basis of presentation [note 1]
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Dr. Edge Wang”	“Simon Anderson”
Director	Director

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CHANGE IN DEFICIT AND ACCUMULATED OTHER
COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	June 30,	June 30,
As at	2007	2006
Balance, beginning of period	$(70,420,554)	$(65,660,434)
Opening adjustment on adoption of new accounting policy	—	—
Loss for the period	(333,932)	(1,422,044)

Balance, end of period	$(70,754,486)	$(67,082,478)

CONSOLIDATED STATEMENT OF CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

June 30,
As at	2007
Balance, beginning of period	$—
Opening adjustment on adoption of new accounting policy	—
Net unrealized loss on available-for-sale investments arising during the period	(2,800)

Balance, end of period	$(2,800)

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF OPERATIONS,
AND COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30
	2007	2006
		[Restated note 2]
Revenue
Product sales	$180,304	$75,599
License fees	500,745	46,944

Total revenue	681,049	122,543

Cost of goods sold — product sales	121,502	56,446

Gross profit	559,547	66,097

Expenses
Amortization	46,396	63,492
General and administrative	704,611	492,568
Research and development	273,975	762,853
Sales and marketing	8,659	9,356

Total operating expenses	1,033,641	1,328,269

Operating loss	(474,094)	(1,262,172)

Other income (expenses)
Interest and sundry income	9,581	66,613
Interest expense on convertible debentures [note 10]	(171,199)	(201,972)
Foreign exchange gain (loss)	306,567	(24,513)
Gain on settlement of accounts payable	14,913	—
Realized loss on sale of available-for-sale investments	(19,700)	—

Total other income (expense)	140,162	(159,872)

Loss for the period	(333,932)	$(1,422,044)

Basic and diluted loss per common share	$(0.01)	$(0.04)

Weighted average number of common shares outstanding	$43,809,451	$35,059,451

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Net loss for the period	$(333,932)

Net unrealized loss on available-for-sale investments during the period	(2,800)

Comprehensive loss end of period	$(336,732)

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended June 30
	2007	2006
		[Restated note 2]
OPERATING ACTIVITIES
Loss for the period	$(333,932)	$(1,422,044)
Adjustment for items not involving cash
Amortization of deferred revenue	(500,745)	(46,944)
Amortization of property and equipment	60,556	72,322
Amortization of deferred financing costs	1,511	3,180
Amortization of deferred tenant inducement allowance	(2,014)	(2,014)
Foreign exchange gain on convertible debentures	(286,185)	(181,801)
Loss on disposal of property and equipment	—	2,960
Stock-based compensation	57,741	40,201
Imputed interest expense on convertible debentures	169,688	198,792
Realized loss on sale of available-for-sale investments	19,700	—

	(813,680)	(1,335,348)
Changes in non-cash working capital items:
Accounts and other receivables	(36,206)	193,128
Inventory	(95,366)	805
Prepaid expenses, deposits and other	(98,018)	50,367
Accounts payable and accrued liabilities	(22,294)	(1,870,530)
Advances from customers	(15,753)	—

Cash used in operating activities	(1,081,317)	(2.961,578)

INVESTING ACTIVITIES
Proceeds from short term investments	285,975	100,000
Purchase of short term investments	(169,876)	—
Rental deposit	60,000	65,000
Purchases of property and equipment	(450)	(407)
Proceeds from disposal of property and equipment	—	8,341

Cash provided by investing activities	175,649	172,934

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	—	(426,947)

Cash used in financing activities	—	(426,947)

Decrease in cash and cash equivalents	(905,668)	(3,215,591)

Cash and cash equivalents, beginning of period	1,265,542	7,797,673

Cash and cash equivalents, end of period	$359,874	$4,582,082

Supplemental cash flow information
Interest paid	—	—
Income taxes paid	$—	$—
See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
1.	NATURE AND CONTINUANCE OF OPERATIONS AND BASIS OF PRESENTATION
WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars and include the accounts of WEX and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).
As at June 30, 2007, the Company had a working capital deficiency of $2,642,913 and an accumulated deficit of $70,754,486. The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. The Company is currently considering development strategies and financing alternatives (note 16).
The outcome of these matters is considered uncertain and cannot be predicted at this time. If the Company is unable to achieve these objectives, it may be required to curtail its operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern. Even if the Company is able to locate short term financing, the Company will still require substantial future capital and management resources in order to continue to operate and there is no assurance that the Company will be able to find the necessary financing.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2007 annual report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.
In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three months ended June 30, 2007 and 2006 have been made. Interim results are not necessarily indicative of results for a full year.
The interim consolidated financial statements for the three months ended June 30, 2007 are prepared by management without review by the Company’s external auditors.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
2.	RESTATEMENT
Certain of the 2006 figures presented for comparative purposes have been restated to conform to the presentation adopted for the fiscal year ended March 31, 2007. In the comparative financial statements, the Company had revalued the debt and equity components of the convertible debentures (note 10) periodically, but on review of the accounting literature, the Company has concluded that such revaluation should only be undertaken when there is a material change in the terms of the debenture.
The effect of this restatement is as follows:

	June 30, 2006
		Originally
	Restated	Presented

Convertible debentures	$3,696,161	$3,677,888
Equity component of convertible debentures	725,018	449,263
Deficit	$67,082,478	$66,782,012

	Three Months Ended
	June 30, 2006
		Originally
	Restated	Presented

Debenture settlement costs	$—	$18,273
Amortization expense	72,322	65,884
Loss for the period	1,422,044	1,397,333
Basic and diluted loss per share	$0.04	$0.04
3.	ADOPTION OF ACCOUNTING POLICIES
(i)	Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
(ii)	Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements commencing this first quarter of 2008.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
3.	ADOPTION OF ACCOUNTING POLICIES (CONTINUED)
(ii)	Financial instruments (continued)
Financial Instruments — Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost- based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments were be classified as available-for-sale and are recorded at their fair values on the balance sheet. Changes in the fair values of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Hedges, Section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at June 30, 2007, the Company has no hedging relationships.
Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the deficit balance at March 31, 2007. The loss for the three months ended June 30, 2007 is $2,800 less than it would have been under the old accounting policy, but total shareholders’ deficiency at June 30, 2007 is unchanged.
4.	FINANCIAL RISK
The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese renminbi as its functional currency. The Chinese renminbi is not considered a freely convertible currency. Future exchange rates for the renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations.
As at June 30, 2007, $60,032 of cash and cash equivalents (March 31, 2007 — $457,274) and $211,786 of short-term investments (March 31, 2007 — $350,385) were denominated in Chinese renminbi.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
5.	SHORT-TERM INVESTMENTS
Short-term investments consist of guaranteed investment certificates and term deposits with original maturities between 90 days and one year at the date of purchase. As at June 30, 2007, the Company has pledged short-term investments of $11,500 (March 31, 2007 — $11,500) as collateral for the Company’s corporate credit card facility.
6.	RECEIVABLES

	June 30,	March 31,
	2007	2007

Advances to employees	$13,248	$24,796
Input tax credits receivable	453,772	434,168
Investment tax credits receivable	989,433	950,285
Other receivables	—	10,998

	$1,456,453	$1,420,247

7.	INVENTORY

	June 30,	March 31,
	2007	2007

Raw materials	$162,369	$94,504
Finished goods	40,234	12,733

	$202,603	$107,237

8.	PROPERTY AND EQUIPM ENT

		Accumulated
June 30, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$530,097	$345,926	$184,171
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,097	3,539
Machinery and equipment	2,134,917	615,774	1,519,143
Equipment under construction	—	—	—
Motor vehicles	247,277	115,106	132,171

	$3,027,330	$1,188,306	$1,839,024

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
8.	PROPERTY AND EQUIPM ENT (CONTINUED)

		Accumulated
March 31, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Equipment under construction	—	—	—
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

Amortization expense for the three months ended June 30, 2007 amounted to $60,556 [2006- $72,322].
9.	DEFERRED REVENUE
On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize its certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Esteve under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.
On May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 and no further revenues will be recognized under this agreement.
10.	CONVERTIBLE DEBENTURES
The debentures are denominated in US dollars and are translated into Canadian dollars at the balance sheet date as follows:

	As at June 30, 2007		As at March 31, 2007
		Canadian		Canadian
	US Dollars	Dollars	US Dollars	Dollars

Face value of convertible debentures	$3,241,875	$3,447,410	$3,241,875	$3,737,558
Adjustment to carrying value	73,437	78,093	(41,681)	(48,286)

Carrying value	3,315,312	3,525,503	3,200,194	3,689,272
Less: current portion	(3,315,312)	(3,525,503)	(3,200,194)	(3,689,272)

Long-term portion	$—	$—	$—	$—

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
10.	CONVERTIBLE DEBENTURES (CONTINUED)
The following table summarize the changes which affect the liability and equity component of the convertible debentures during the periods ended June 30, 2007 and 2006.

	Three Months Ended June 30
Liability component	2007	2006
		[Restated note 2]

Balance, beginning of period	$3,689,272	$4,168,563
Accretion at 20% per year	169,688	198,792
Interest paid on face value of convertible debentures at 5.5%	—	—
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	(47,272)	(62,446)
Principal repayments	—	(426,947)
Foreign exchange gain	(286,185)	(181,801)

Balance, end of period	3,525,503	3,696,161
Less — current portion	(3,525,503)	(2,496,098)

Non-current portion, end of period	$—	$1,200,063

	Three Months Ended June 30
Equity component	2007	2006
		[Restated note 2]

Balance, beginning of period	$725,018	$725,018

Balance, end of period	$725,018	$725,018

Subsequent to June 30, 2007, the debenture holders agreed to accept a discounted amount if a proposed financing closes by September 30, 2007. See note 16.
11.	SHARE CAPITAL
(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2007	43,809,451	$64,230,769

Issued during the period	—	—

Balance, June 30, 2007	43,809,451	$64,230,769

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
11.	SHARE CAPITAL (CONTINUED)
(c)	Escrow shares
As at June 30, 2007, 1,559,054 (March 31, 2007 — 1,559,054) common shares are held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of the agreement, 259,843 shares are to be released every six months with the balance to be released on November 12, 2007. Escrowed shares have not been released as scheduled since November 2005 as the Company commenced litigation concerning the original acquisition agreement (see also note 14(b)).
(d)	Stock options
In the year ended March 31, 2007, the Company implemented a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years. As at June 30, 2007, the Company has 2,575,822 (March 31, 2007 - 2,545,822) stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	—
Forfeited	(30,000)	0.38
Expired	—	—

Balance, June 30, 2007	3,937,612	$2.07

The Company’s outstanding options as at June 30, 2007 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average
		Average	Remaining		Weighted
Range of	Number of	Exercise	Contractual	Number of	Average
Exercise Prices	Options	Price	Life (years)	Options	Exercise Price
$0.38	1,057,000	$0.38	4.3	264,491	$0.38
$1.50 – $1.82	1,515,612	1.70	1.8	1,240,576	1.73
$2.00 – $2.82	180,000	2.46	1.3	180,000	2.46
$3.65 – $3.83	1,030,000	3.82	1.3	1,030,000	3.82
$5.02 – $5.53	155,000	5.18	1.6	155,000	5.18

	3,937,612	$2.07	2.3	2,870,067	$2.59

Stock options outstanding as at June 30, 2007 expire between July 28, 2007 and September 28, 2011.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
11.	SHARE CAPITAL (CONTINUED)
(e)	Stock-based compensation
For the three months ended June 30, 2007, the Company recognized stock-based compensation expense of $57,741 (June 30, 2006 — $40,201). Of this amount, $15,124 was recorded in research and development expenses (June 30, 2006 — $13,818) and $42,617 was recorded in general and administrative expenses (June 30, 2006 — $26,383).
The fair value of stock options expensed during the three months ended June 30, 2007 and 2006 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions.

	Three months ended June 30,
	2007	2006

Annualized stock price volatility	67.17%	53.08%
Risk-free interest rate	3.93%	3.98%
Expected option lives	4.97 years	4.93 years
Dividend yield	0.0%	0.0%
(f)	Shareholder rights plan
On September 29, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. Each Right entitles the holder to acquire one additional share for consideration equal to 50% of the trading price of the shares (as defined) at the time the Right is granted. These Rights may be granted by the Company under certain conditions where an unsolicited takeover bid is made for shares of the Company under circumstances which do not conform to the terms of the plan. As at June 30, 2007, no such rights have been granted.
12.	CONTRIBUTED SURPLUS

	2007	2006

Balance, beginning of period	$4,951,016	$4,755,188
Stock-based compensation (note 10(e))	57,741	40,201

Balance, end of period	$5,008,757	$4,795,389

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
13.	RELATED PARTY TRANSACTIONS
During the three months ended June 30, 2007 and 2006, the Company entered into the following transactions with and had the following balances payable to related parties:
(i)
The Company incurred $52,500 in consulting fees to an officer of the Company during the period ended June 30, 2007 (2006 - $52,500) which are included in the research and development expenses. As at June 30, 2007, $nil is included in accounts payable and accrued liabilities (June 30, 2006 — $nil).

(ii)
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the three month period ended June 30, 2007 legal fees incurred to this law firm of $130,694 (June 30, 2006 — $24,282) are included in general and administrative expenses. As at June 30, 2007, $124,602 is included in accounts payable and accrued liabilities (June 30, 2006 — $22,730).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties. During the three months ended June 30, 2007 the Company paid $nil (2006 — $14,000) to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequently the individual resigned from his position at the educational institution. The Company engaged a Chinese law firm to investigate the contract and concluded that here was no wrong doing of the individual.
14.	COMMITMENTS & CONTINGENCIES
(a)	Lease commitments and guarantees
The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2008	$178,361
2009	168,537
2010	130,284
2011	6,106
2012	—

$483,288

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,769,543 plus operating costs, to new tenants (2006 — $1,988,250). The new tenants are liable for all commitments related to these premises.
However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
14.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(a)	Lease commitments and guarantees (continued)
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements as at June 30, 2007 are $79,113 and as at June 30, 2006 $88,726.
(b)	Litigation
(i)	Severance claims
The Company is facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. Although the ultimate outcomes of these claims are uncertain and the Company expects to defend these claims, it has accrued settlement amounts in accounts payable and accrued liabilities. Any costs incurred in excess of the amounts accrued will be expensed in the period in which they can be reasonably estimated. Any claims settled for less than the amounts accrued will be recovered to operations at the time of settlement.
(ii)	Claim for services provided
A former consultant to the Company has initiated a claim for US$100,000 against the Company for services rendered. Management’s assessment of this claim is that it is without merit and it intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.
(iii)	Claim related to 2003 acquisition of 46% interest in subsidiary
The Company and Tianjin Fairwood Mfg Co. Ltd. also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”) have filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company from Tianjin in exchange for 2,598,425 shares of the Company. The agreement required the shares issued by the Company to be placed into escrow and subsequently released over a sixty-month period at the rate of 5% at the end of each of the first two six-month periods, 10% at the end of each of the next seven six-month periods, and 20% at the end of the last six-month period following the date of the closing of the acquisition (see also note 11(c)). Following a review of the acquisition agreement during 2005, the Company declined to authorize the release of the November 12, 2005 tranche of 259,843 escrowed shares as scheduled on the basis that the acquisition agreement had been breached. The Company has also declined to authorize the release of the May 12, 2006 and November 12, 2006 tranches of escrow shares as scheduled and has pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, has pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled. Management is unable to predict the outcomes of these claims and counterclaims with any degree of certainty, accordingly, no amounts have been accrued for the settlement or recovery of damages and ongoing costs related to the dispute have been charged to operations.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
14.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(iv)	Indemnity legal claim
The Company is a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claim that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. The Company has paid $70,000 which is included in prepaid expenses on account of uncontested expenses and the arbitration has been adjourned pending attempts to resolve the claim for contested expenses. The amount has been accrued in accounts payable and accrued liabilities as at June 30, 2007.
15.	SEGMENTED INFORMATION
The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on individual basis revenues in excess of 10% of the Company’s total revenues:
(a)	Revenues

	Three Months Ended June 30
	2007	2006

China — product sales	$180,304	$75,599
Spain — license fees	500,745	46,944

	$681,049	$122,543

(b)	Long-lived assets

As at	June 30, 2007	March 31, 2007

Canada	$74,889	$83,939
Hong Kong	17,172	17,328
China	1,746,963	1,797,863

	$1,839,024	$1,899,130

Long-lived assets consist of property and equipment.

(c)	Major customers
Revenues from license fees for the three months ended June 30, 2007 and 2006 were derived solely from Esteve which is domiciled in Spain. Revenues from product sales of $76,023 (2006 — $22,413) were derived from two major customers in 2007 and one major customer in 2006.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
16.	SUBSEQUENT EVENTS
(a)	Financing
In July 2007, WEX entered into a subscription agreement with CK Life Sciences Int’l., Inc. (“CKLS”) based in Hong Kong with respect to a private placement of equity and debt (the “Private Placement”).
Under the terms of the Private Placement, CKLS or its designee is to subscribe for:
(i)
16,327,272 common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000; and

(ii)	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes.
The Debenture will mature two years from date of issue. If at maturity WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option. After the initial advance of $2,000,000 on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in quarterly installments. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The Debenture is to bear interest at the rate of LIBOR plus 4% per year, calculated semi- annually not in advance and payable semi-annually in the Company’s common shares. The common shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
The principal amount of the Debenture is convertible into common shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received.
The Common Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the common shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per common share or less than $0.05 per common share.
The Private Placement agreement also provides CKLS or its designee with the rights to participate on the Company’s board of directors, approve the appointment of certain key employees and approve certain financing transactions.
The Agreement provides for a number of conditions precedent to closing of the private placement, including customary due diligence and regulatory and shareholder approval.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2007 and 2006
(Unaudited, Prepared by Management)
16.	SUBSEQUENT EVENTS (CONTINUED)
(b)	Convertible debentures
The holders of convertible debentures (note 10), under which approximately $3.7 million is outstanding, have agreed to accept a discounted lump sum amount of approximately $2.1 million, conditional on the completion of the CKLS transaction by September 30, 2007.
(c)	Bridge funding
On July 26, 2007 an affiliate of CKLS provided a short term bridge loan to WEX of $350,000 which bears interest at LIBOR plus 4% and is secured by certain Quebec tax credits. The short term bridge loan matures at the earlier of two months from the advance date or the closing of the private placement. Subsequent to the maturity date, any remaining amounts owing will bear interest at LIBOR plus 8%. The loan imposes certain restrictions on the activities of WEX throughout its term.

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
The following discussion by management of the operating results covers the three months ended June 30, 2007 as of September 11, 2007, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended June 30, 2007 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2007 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management.
The Company is currently developing Tetrodotoxin (“TTX” or its trade name “Tectin™”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer. In March 2006, the clinical development of Tectin™ was discontinued pending detailed analysis of data generated from the Company’s Phase IIb/III trial. The detailed re-analysis was completed and presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin™. In June 2007, WEX received a No Objection Letter from Health Canada to conduct its Phase III clinical trial of Tectin™ for cancer pain. The Company has commenced pre-trial activities and patient recruitment will begin when finances permit.
WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) until further resources are available or until the Company enters into a suitable partnership/collaboration. The development of a local anaesthetic comprising TTX is currently in the pre-clinical stage.
The Company’s vision is to become a fully integrated pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
CORPORATE DEVELOPMENTS
Financial
The Company has largely expended its available cash reserves, including a $350,000 bridge loan received in July 2007 (as described in further detail below). The Company has sufficient cash reserves to continue operations only until mid-September 2007 but management is optimistic that the proposed financing with CK Life Sciences Int’l. Inc. (“CKLS”) will close following a shareholders’ meeting scheduled for September 17, 2007. At the date of this MD&A, the Company has not yet met all material conditions required for closing. There can be no assurances that all conditions will be satisfied and accordingly that the financing will close. If the CKLS investment transaction does not complete for any reason, including the Company’s inability to satisfy the conditions precedent, there can be no assurance that the Company will be able to find another investor willing to provide the financing necessary to continue its operations in the short term and will be forced to shut down all of its operations. Even if the Company is able to locate short term financing, the Company will still require substantial future capital and management resources in order to continue to operate and there is no assurance that the Company will be able to find the necessary financing.
CKLS Transaction
In July 2007, WEX entered into a subscription agreement with CKLS with respect to a private placement of equity and debt (the “Private Placement Agreement”). CKLS is a wholly owned subsidiary of CK Life Sciences Int’l. (Holdings) Inc. CK Life Sciences Int’l. (Holdings) Inc. has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (stock code: 8222) since July 2002 and is engaged in the business of R&D, manufacturing, commercialization, marketing and sale of biotechnology products.
The summary below is not complete and the reader is encouraged to review the entire subscription agreement available at www.sedar.com. Under the terms of the Private Placement Agreement, CKLS or its designee is to subscribe for:
(i) 16,327,272 common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000; and
(ii) a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement Agreement will be applied to fund the cost of WEX’s planned Phase III clinical trials of Tectin™ and for working capital purposes.
The Debenture will mature two years from date of issue. If, at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option. After the initial advance of $2,000,000 on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in quarterly installments. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The Debenture is to bear interest at the rate of LIBOR plus 4% per year, calculated semi-annually not in advance and payable semi-annually in the Company’s common shares. The common shares are to be issued at a price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six-month period prior to the date the interest payment is due, less a discount of 30% (the “Discounted Market Price”).

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
The principal amount of the Debenture is convertible into common shares at the holder’s option on and after maturity of the two-year term, upon default, and in the event that an offer for effective control of WEX is received. The common shares are to be issued upon conversion on the maturity date at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the common shares, pursuant to the interest payment provisions or the conversion provisions in the Debenture, may not be higher than $1.75 per common share or less than $0.05 per common share.
The Private Placement Agreement also provides CKLS or its designee with the rights to participate on the Company’s board of directors, approve the appointment of certain key employees and approve certain financing transactions.
The Private Placement Agreement provides for a number of conditions precedent to closing of the private placement, including customary due diligence and regulatory and shareholder approval.
Bridge Loan
On July 26, 2007, an affiliate of CKLS provided a short-term bridge loan to WEX of $350,000 which bears interest at LIBOR plus 4% and which is secured by certain Quebec tax credits. The short-term bridge loan matures on the earlier of (1) two months from the advance date or (2) the closing of the private placement. Subsequent to the maturity date, any remaining amounts owing will bear interest at LIBOR plus 8%. The loan imposes certain restrictions on the activities of WEX throughout its term.
Convertible Debentures
In July 2007, the Company reached an agreement with holders of its convertible debentures under which approximately $3.4 million is outstanding. The debenture holders have agreed to accept a discounted lump sum amount of approximately $2.1 million, conditional upon the completion of the CKLS transaction by September 30, 2007.
Refer to the MD&A sections on “Critical Accounting Policies and Estimates — Convertible Debentures”, “Convertible Debentures Interest”, “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments”.
Rights Offering
On August 29, 2006, the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering was to be made pursuant to an offering circular that was expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007. No action has been made by the Company on the rights offering as at the date of this MD&A and no action is expected until the Private Placement completes, at the earliest.
Options Granted
No incentive stock options were granted during the three months ended June 30, 2007. For the year ended March 31, 2007, the Company granted 1,070,000 incentive stock options.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Amending Terms of Prior Options Granted
On September 29, 2006, the Company’s board of directors amended the terms of 1,877,999 stock options previously granted to certain directors, employees and consultants who are non-insiders of the Company (the “Prior Options”). On January 10, 2007, the Company announced that the TSX had conditionally approved certain amendments to the exercise prices and terms of the Prior Options. These amendments were intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”), but in any event, expired on June 29, 2007. Due to the passage of time, the proposed amendments to the option terms have lapsed.
Cash and Cash Equivalents
At June 30, 2007, the Company held cash and cash equivalents of $360,000 (March 31, 2007 - $1.27 million).
Team
In May 2007, the Company reconstituted its scientific advisory board, to which it appointed five outstanding physicians and scientists. These new advisory board members will provide WEX senior management with scientific and medical advice on the Company’s drug development plans and strategies. The scientific advisory board comprises: Charles Berde, MD., PhD; Howard M. Cohen, MD; Patrick du Souich, MD, PhD; KyungMann Kim, PhD, CCRP; and Edward M. Sellers, MD, PhD.
During the three months ended June 30, 2007, there were no changes to the WEX management team. Subsequently, in August 2007, the Company’s controller, Mr. Vaughn Balberan, resigned his position due to personal reasons. Since January 31, 2007, Mr. Balberan had acted as chief financial officer pending a search for a replacement of the prior chief financial officer who resigned in December 2006.
Clinical
Completion of the Company’s clinical trial program and commercialization strategy are dependent on obtaining financing. Please refer to “Corporate Developments” above.
Tectin™
Further to the recommendation of the Company’s Data Monitoring Committee (“DMC”) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in March 2006, WEX formed a scientific panel to conduct a detailed analysis of the data generated by the study.
On July 6, 2006, the Company announced it was progressing with detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.), which were not examined by the DMC, was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study. In the interim analysis, a 9% difference in drug treatment was found between Tectin™ and placebo, in favor of Tectin™. However, there was no statistically significant difference seen toward more responders in the active treatment arm, based on the primary endpoint (pain intensity difference). In a post-hoc analysis, a clinically significant difference in drug treatment was recorded, which resulted in a statistically significant difference between Tectin™ and a placebo based on an evaluation that combines pain outcome with improvement in quality of life.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
On September 6, 2006, WEX announced that the BGTD of Health Canada had approved the Company’s request to resume clinical trials for Tectin™. This authorization was granted after the BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application meeting held in Ottawa on the prior day.
On November 30, 2006, the Company had a Pre-Clinical Trial Applications/New Drug Submission (“CTA/NDS”) meeting with Health Canada. The meeting participants discussed and agreed upon the study methodology of a new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer-related pain. The design of the new trial will be simpler than that of WEX-014, will minimize patient burden and thereby accelerate patient recruitment. Also, the number of subjects required to complete the study will be substantially reduced.
In May 9, 2007, the Company filed a Clinical Trial Application (“CTA”) with the BGTD of Health Canada for Tectin™. On June 8, 2007, the Company received a No Objection Letter from Health Canada to conduct a Phase III clinical trial in cancer pain for Tectin™ (TEC-006). This multi-centre, randomized, double-blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment.
The Company believes that the TEC-006 trial has a high probability of meeting its composite endpoint based on its re-analysis of the WEX-014 trial, which was terminated early when it became apparent that it would not meet its objective when based solely on pain reduction. The re-analysis showed that an endpoint that combines pain reduction with an improvement in quality of life would have produced a statistically significant and clinically meaningful result. Primary composite endpoints are commonly used in chronic pain trials as pain assessment is subjective.
The Company has commenced pre-trial activities and will begin patient recruitment when finances permit.
U.S. Commercialization Strategy
The Company has also filed and received approval for an Investigational New Drug (“IND”) application with the U.S. Food and Drug Administration (“FDA”) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, in performing a trial under a US-IND number, WEX will gain access to a major patient population base for future TTX development.
The IND trial will be a randomized, pharmacokinetic trial designed to assess the kinetics of TTX after introducing a single subcutaneous dose in healthy volunteers. Such data are required by regulatory agencies to understand the fate of a drug in the body. As the dose of TTX administered to humans is very small, no established method had been sensitive enough to detect the product in biological fluids. and therefore no kinetic data was available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine was developed, which will allow the Company to obtain TTX kinetics data crucial to the successful development of the product.
Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain, and due to certain pending intellectual property issues related to the Tetrodin™ patent discussed further below, the Company does not intend to pursue development of Tetrodin™ for the management of pain associated with addiction and withdrawal from abused substances until the patent issues are resolved and additional financing is available.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Local Anaesthesia
The Company’s development of a local anaesthesia, involving TTX, is currently in the pre-clinical stage.
Relationship with Children’s Hospital Boston
On August 10, 2006, the Company announced the signing of a term sheet for a license agreement with Children’s Hospital Boston for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery.
Relationship with Esteve
On May 14, 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.
Generic Drug Sales
The Company generates revenue from the sale of generic drug products manufactured at its facility in the
People’s Republic of China (“PRC”).
Intellectual Property
On August 28 2006, WEX received an official grant of patent ZL 01 1 18098.6 from the State Intellectual Property Office of the People’s Republic of China (“SIPO”) under the title “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals”. The subject of the patent provides a potent analgesic composition which reduces the use of morphine and undesirable adverse effects.
The Company also received, on August 28, 2006, an official grant for patent UA 2003032528 from the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia”. The subject of the patent covers the use of TTX and other similar compounds for pain management in mammals, including human beings.
On December 8, 2006, the Company received an official grant of patent ZL 00124517.1 from SIPO under the title “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”. This patent covers the use of TTX, saxitoxin (“STX”) or their analogs for pain management, and relates to a method of producing analgesia to treat pain in mammals, including human beings, by systemically administering an effective amount of a composition essentially comprising TTX, STX, or an analog thereof.
Under the Termination Agreement with Esteve, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Due to a court ruling in China in June 2005, the change of registered ownership of the Chinese drug withdrawal patent ZL95190556.2 from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until intellectual property issues are resolved.
The Company is continually evaluating its intellectual property to identify further opportunities for commercialization.
Legal Proceedings
In September 2006, the Company commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.
The Company’s action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has been added as a co-defendant. The Company will be seeking damages from all defendants in respect of losses alleged to have been incurred as a result of the transaction with Tianjin.
In April 2007, WEX received Tianjin’s defence and counterclaim. In its statement of defence, Tianjin denied the claims alleged by the Company. Tianjin’s counterclaim seeks damages of $3,648,188 in respect of WEX’s alleged failure to release shares still held in escrow, and other relief. The Company continues to believe that its claim is valid and, consequently, that Tianjin’s counterclaim is without merit. WEX’s legal action is proceeding.
In September 2006 the Company commenced legal proceedings against a former employee in connection with his conduct following termination of his employment. At the present time, the Company is evaluating its options with respect to how it will proceed with this matter.
COMPANY GOALS & STRATEGIES
•
To raise additional capital to carry out its corporate objectives including: securing development partners; clinical development of Tectin™; and sustaining general corporate operations. The Company is in the process of evaluating several funding options including a rights offering, private placements and convertible debentures.

•	To focus on the clinical development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical trials in North America.

•
To enter into additional collaborations with third parties. At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have commercialization experience are desired. Further, such collaborations may provide WEX with financial assistance for the development and commercialization of its products.

•
To maintain a strong intellectual property portfolio. The Company attaches great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the Company’s approach is to build a portfolio that provides broad protection of the basic platform technology as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.

•
To expand the Company’s drug pipeline by developing and in-licensing additional technologies. Management believes that the Company’s R&D team is uniquely positioned to identify and commercialize new drug discoveries by developing and in-licensing additional technologies that will expand the drug pipeline.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
FINANCIAL RESULTS
In this discussion, financial amounts other than per share amounts have been rounded to the nearest thousand dollars.
Overall Performance
For the three months ended June 30, 2007, the Company recorded a loss of $334,000 ($0.01 per common share) compared to a loss of $1.4 million ($0.04 per common share) in the three months ended June 30, 2006. The decrease in loss for the three months ended June 30, 2007, when compared to the same period in the preceding year, is attributable to recognizing in full the deferred revenue as income, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization and the reduction of other overhead expenses. With minor product income, management expects losses to continue during the coming quarters as it continues to focus its resources on the commercialization of Tectin™.
The Company had cash, cash equivalents and short-term investments of $572,000 for the three months ended June 30, 2007 as compared to $4,582,000 for the three months ended June 30, 2006
The Company’s subsidiary in China, NMLP, and Wex Medical Limited in Hong Kong, recorded product revenues of $180,000 for the three months ended June 30, 2007 as compared to $76,000 in the same period in the previous year, or an increase of $104,000. This is primarily the result of increased sales of generic products brought about by revitalizing the marketing team.
The remaining portion of revenue was the recognition of deferred revenue of $501,000 which relates to the Termination Agreement with Esteve. No further revenues will be recognized under this agreement.
There have been no material changes during the three months ended June 30, 2007 to the forward- looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the fiscal year ended March 31, 2007.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing December 31, 2004. Any change in the estimate of the expected ongoing involvement during the period would have had a material impact on the Company’s earnings. In the quarter ended June 30, 2007, the Company recognized the remaining deferred revenue as license fees following execution of the Termination Agreement with Esteve. No further revenues will be recognized under this agreement.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture would have attracted an interest rate of 20% per year.
Adoption of Accounting Policies
Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards are effective for the Company’s interim and annual financial statements beginning with the first quarter of 2007.
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at June 30, 2007, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the three months ended June 30, 2007 is $2,800 less than it would have been under the old accounting policy, but total shareholders’ deficiency at June 30, 2007 is unchanged.
Results of Operations
Revenue

	Three months ended June 30,
(in thousands of dollars)	2007	2006
Product sales	$180	$76
License fees	501	47

	$681	$123

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
For the three months ended June 30, 2007, total generic and other sales were $180,000, or an increase of $104,000 when compared to $76,000 in revenues for the three months ended June 30, 2006. This is primarily the result of increased sales of generic products brought about by revitalizing the Company’s marketing team. WEX continues to evaluate various business opportunities to increase revenue and to support its generic sales programs, but remains focused on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue stems from the agreement signed with Esteve in the year ended March 31, 2002. License fees for the three months ended June 30, 2007 and 2006 were $501,000 and $47,000 respectively, and are related to amortization of the upfront licensing payment of approximately $1,580,000 received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis.
On May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Based on this event, deferred revenue of $501,000, as at March 31, 2007, was recognized as license fee revenues during the first quarter of fiscal 2008 and no further revenues will be recognized.
Expenditures

	Three months ended June 30,
(in thousands of dollars)	2007	2006
Cost of goods sold	$122	$57
R&D	274	763
General and administrative	705	493
Sales and marketing	9	9
Amortization	$46	$63
Cost of Products Sold
The cost of products sold has a direct bearing on the Company’s gross margins. Gross margins on product sales for the three months ended June 30, 2007 and 2006 were 33% and 25%, respectively. The increase in gross margin is due to the Company’s decision to manufacture in-house injectable products rather than to purchase them from outside sources, and also to increased production efficiencies.
Research and Development
Three months ended June 30, 2007 compared to the three months ended March 31, 2007 and June 30, 2006

	For the three months ended
(in thousands of dollars)	June 30, 2007	March 31, 2007	June 30, 2006
Administration costs	$7	$8	$10
Clinical testing, insurance, consulting and patent costs	186	320	566
Legal and translating	1	—	9
Rent	24	19	21
Salaries and benefits	65	96	125
Scientific research and development tax credit	(49)	—	—
Stock-based compensation expense	15	15	14
Travel and conferences	25	22	18

Total research and development expenses	$274	$480	$763

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Three months ended June 30, 2007 compared to the three months ended June 30, 2006
Research and development (“R&D”) expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred.
R&D expenses totaled $274,000 for the three months ended June 30, 2007 as compared to $763,000 for the three months ended June 30, 2006. Included in R&D expenses for the three months ended June 30, 2007 was a non-cash stock-based compensation expense of $15,000 as compared to $14,000 for three months ended June 30, 2006.
Not including the non-cash stock-based compensation expense, R&D expenditures decreased by $490,000, or approximately 65% over the previous period. Most notably, clinical testing and trial costs were $186,000 for the three months ended June 30, 2007 as compared to $566,000 over the same period in the previous year.
Salary expenses were $65,000 for the three months ended June 30, 2007 as compared to $125,000 for the same period in the previous year, a decrease of $60,000. The decreased R&D and salary expenditures are due to the cancelling of the clinical trials in March 2006 and staff downsizing relating to the cancellation of the trials. For the three months ended June 30, 2007, minor clinical trial cost were incurred versus approximately $380,000 in pre-clinical trial costs recorded for the three months ended June 30, 2006. The reduced expenditures for the three months ended June 30, 2007 reflect an adjustment based on the tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $44,000, and an estimate of $5,000 in R&D expenses to be incurred for the current quarter in relation to the planned clinical trials.
Included in R&D expenses are consulting fees of $53,000 paid to an officer of the Company during the three months ended June 30, 2007 (June 30, 2006 — $53,000).
Three months ended June 30, 2007 compared to the three months ended March 31, 2007
R&D expenses totaled $274,000 for the three months ended June 30, 2007 as compared to $480,000 for the three months ended March 31, 2007. Included in R&D expenses for the three months ended June 30, 2007 is a non-cash stock-based compensation expense of $15,000 compared to $15,000 for three months ended March 31, 2007.
Excluding non-cash stock-based compensation expenses, R&D expenditures decreased by $206,000, or approximately 44% as compared to the three month period ended March 31, 2007. Clinical testing and trial costs were $186,000 for the three months ended June 30, 2007 as compared to $320,000 for the three month period ended March 31, 2007, a decrease of $134,000. The decrease follows the Company’s decision in May 2007 to discontinue its collaboration with Esteve, resulting in the end of clinical research costs. The balance of those costs was recorded in the three months ended March 31,
2007. No further costs relating to the termination of the Esteve agreement were recorded in the three months ended June 30, 2007. Salaries were recorded in the amount of $65,000 for the three months ended June 30, 2007 as compared to $96,000 for the three month period ended March 31, 2007, a decrease of $30,000. The decreased salary expenditures are due to staff downsizing.
Expenditures for the three months ended June 30, 2007 also reflect an adjustment based on the tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $44,000 and an estimate for this quarter for $5,000 for R&D expenditures incurred on the new planned clinic trial.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
General and Administrative

	For the three months ended
(in thousands of dollars)	June 30, 2007	March 31, 2007	June 30, 2006
Administration costs	$137	$157	$99
Audit and accounting fees	37	104	25
Directors’ fees	37	41	37
Legal and solicitor fees	210	72	25
Loss on disposal of property and equipment	—	—	3
Rent	15	27	45
Salaries and benefits	162	191	182
Stock-based compensation expense	43	43	26
Travel, promotion and advertising	64	50	51

Total general and administrative expenses	$705	$685	$493

Three months ended June 30, 2007 compared to the three months ended June 30, 2006
General and administrative expenditures for the three months ended June 30, 2007 were $705,000 as compared to $493,000 for the three months ended June 30, 2006, an increase of 43%. For the three months ended June 30, 2007:
•	Salaries decreased by $20,000 to $162,000, as compared to $182,000 in the same period in 2006 due to reductions in staff.

•
Rent decreased by $30,000 due to the Company’s recovery of certain operating costs from the prior landlord in the amount of $14,000, as well as subleasing a portion of its premises in the amount of $12,000.

•
Legal and solicitor fees increased by $185,000 in the three month period ended June 30, 2006 to $210,000. The majority of the increase is due to due diligence requirements in preparing for the CKLS financing offer; the remaining increase is related to various legal proceedings and general corporate governance.

•
Administrative costs increased by $38,000 to $137,000 as compared to $99,000 for the comparable period ending June 30, 2006. The majority of the increase is due to the increased use of consultants for administrative and accounting work in the amount of $25,000, with the remaining increase relating to general office costs.

•
Stock-based compensation expenses increased by $17,000 to $43,000 as compared to $26,000 for the three months ended June 30, 2006. The increase is due to the grant of 1,070,000 stock options in September 2006, which are being recognized over their three year vesting term.

Three months ended June 30, 2007 compared to the three months ended March 31, 2007
General and administrative expenses totaled $705,000 for the three months ended June 30, 2007 as compared to $685,000 for the three month period ended March 31, 2007 an increase of approximately
$20,000 or 3%. For the three months ended June 30, 2007:
•	Salaries decreased by $29,000 to $162,000 as compared to the three-month period ended March 31, 2007 as a result of staff layoffs at the Company’s Vancouver headquarters.

•	Rent decreased by $12,000 due to the Company recovering operating costs from its prior landlord in the amount of $14,000.

•	Directors’ fees decreased by $4,000 to $37,000, compared to $41,000 in the three-month period ended March 31, 2007 due to fewer meetings that having taken place.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
•
Audit and accounting fees decreased by $67,000 to $37,000 as compared to $104,000 for the three-month period ended March 31, 2007. The decrease mainly reflects the audit costs incurred in the preparation of the March 31, 2007 consolidated annual financial reports of the Company during the three-month period ending March 31, 2007.

•	Stock-based compensation expenses of $43,000 were essentially unchanged from the previous period since no further options were granted and minimal options were forfeited.

•
Legal costs increased to $210,000 as compared to $72,000 for the three-month period ended March 31, 2007. The increase of $138,000 primarily represents additional costs incurred to satisfy due diligence requirements in preparing for the CKLS financing offer.

Included in general and administrative expenses for the three months ended June 30, 2007 is a related party amount of $131,000 as compared to $47,000 during the three month period ended March 31, 2007, comprising legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford was an officer of the Company and a partner with Fasken, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a different partner in Fasken’s Vancouver office. Mr. Stafford does not provide legal advice to the Company, nor is he involved in any of the Company’s dealings with Fasken.
Sales and Marketing
Costs related to marketing have remained relatively constant over past periods. The marketing team is employed by NMLP to promote and market the Company’s generic manufactured products in China.
Amortization
Amortization expense relates to the amortization of property and equipment. Total amortization expense, of which a portion is included in the cost of goods sold for the three months ended June 30, 2007, was $61,000. In the three months ended June 30, 2006, the corresponding amount was $72,000. The reduction in amortization expenses is due to the complete amortization of individual property and equipment assets over their useful lives. No assets were disposed and a minor asset was acquired in the three months ended June 30, 2007.
In fiscal 2008, management expects amortization expenses for property and equipment to remain in the same general range due to minimal planned purchases in 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Other Income and Expenses

	Three months ended June 30,
(in thousands of dollars)	2007	2006

Convertible debentures — interest expense	$(171)	$(202)

Interest and sundry income	9	67

Gain on settlement of accounts payable	15	—

Foreign exchange (loss)	287	(25)

	$140	$(160)

Interest and Sundry Income
Investment and other income for the three months ended June 30, 2007 decreased by $58,000 to $9,000 as compared to $67,000 for the three months ended June 30, 2006 due to the redemption of most investments in prior quarters to fund clinical trials and general operating expenses.
Convertible Debentures Interest
In 2004, the Company issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5,100,000) with a term of five years. The debentures bear interest at 5.5% per year, payable semi- annually. On December 22, 2005, the Company, Wex Medical Limited and the convertible debenture holders amended the repayment terms of the convertible debentures. The Company revalued the convertible debentures based on the amended terms as at December 22, 2005 by calculating the net present value of future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.
For the three months ended June 30, 2007, interest expense for the debentures included interest calculated on the face value of the convertible debenture at 5.5% of $47,000 (June 30, 2006 — $62,000) plus a notional interest amount of $122,000 (June 30, 2006 - $136,000), representing the accretion of the carrying value of the debenture using a 20% effective interest rate. Also included in debenture interest expense for the three months ended June 30, 2007 is amortization of deferred financing costs of $1,511 (June 30, 2006 - $3,180).
For the three months ended June 30, 2007, the total interest expense on convertible debentures was $171,000, or a decrease of $31,000 when compared to $202,000 for the three months ended June 30, 2006.
Refer to the MD&A sections on “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments” and also the notes to the consolidated interim financial statements including note 9 “Convertible Debentures” for further details pertaining to the convertible debentures.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
Foreign Exchange Loss
The Company recorded a net foreign exchange gain of $287,000 for the three months ended June 30, 2007, $312,000 greater as compared to the net foreign exchange loss of $25,000 for the three months ended June 30, 2006. WEX recorded an exchange gain on the debentures of $286,000 in the three months ended June 30, 2007. The debentures are denominated in U.S. dollars and the gain was due to the increase in the value of the Canadian dollar in relationship to the U.S. dollar. The Hong Kong dollar and Chinese renminbi have remained relatively stable in the current period as compared to the previous period.
The Company operates in Canadian dollars but holds U.S. dollar denominated cash accounts to meet its anticipated U.S. operating and capital expenditures in future periods. In addition, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese renminbi and maintain cash resources in both currencies to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from its balance sheet liabilities and is therefore exposed to future fluctuations in the U.S. dollar, Canadian dollar, Hong Kong dollar, Chinese renminbi as well as to Euro exchange rates.
Comprehensive loss
Adoption of new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the three months ended June 30, 2007 is $2,800 less than it would have been under the old accounting policy, but total shareholders’ deficiency at June 30, 2007 is unchanged.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars,	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006
except per share amounts)	(Q-1) (1)	(Q-4) (2) (3)	(Q-3) (2)	(Q-2) (2)

Total revenues	$681	$135	$133	$154
Loss	(334)	(1,286)	(1.238)	(814)
Basic and diluted loss per common share	(0.01)	(0.03)	(0.04)	(0.02)
Total assets	$4,396	$5,333	$5,666	$(7,373)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars,	Jun 30, 2006	March 31, 2006	Dec 31, 2005	Sept 30, 2005
except per share amounts)	(Q-1) (2)	(Q-4) (4)	(Q-3)	(Q-2)

Total revenues	$123	$137	$145	169
Loss	(1,422)	(8,165)	(5,795)	(4,062)
Basic and diluted loss per common share	(0.04)	(0.23)	(0.17)	(0.12)
Total assets	$8,179	$11,891	$20,102	$25,112

(1)	The 1st quarter ended June 30, 2007 loss was reduced by the inclusion of deferred licence fee revenue of $500,745.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007

(2)
Each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements which included revisions to amortization expense, convertible debenture interest and foreign exchange, and the convertible debenture settlement gains. The resultant net adjustments increased the loss for the first quarter ended June 30, 2006 by $24,711, the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended loss was decreased by 276,462. The basis of the restatement is described in note 2 to the Company’s June 30, 2007 financial statements. The net effect on basic and diluted loss per common share for the first and second quarter was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per common share.

(3)	The fourth quarter ended March 31, 2007 loss includes decreased R&D expenses to $479,919 from $2,749,804 for the same period last year.

(4)	The fourth quarter ended March 31, 2006 loss includes the write-down of the intangible assets in the amount of $3,612,957 and restructuring costs of $100,486.
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, R&D activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. During the three months ended June 30, 2007 cash used in operating activities was $1,101,000, as compared to $2,962,000 in the comparable quarter. This decrease was due to discontinuing the clinical trials in March 2006 and business restructuring to reduce operating costs commencing in September 2005 which resulted in staff reductions and moving to lower rental premises in February 2006. Excluding non-cash working capital items for the three months ended June 30, 2007, due to discontinuing clinical trials and downsizing of its workforce and premises, cash flow has been reduced to $833,000 as compared to the three months ended June 30, 2006 of $1,335,000.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments required, WEX agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
WEX approached its debenture holders at the time of the September 30 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that, WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
As of June 30, 2007 the remaining aggregate principal amount of the debentures was US$3,241,875 which is equivalent to $3,447,000.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
At June 30, 2007 the Company had working capital deficiency of $2,643,000 including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $583,000. Of this amount, $572,000 is available for use by the Company due to restricted cash of $12,000. The cash balance of $572,000 is held in different currencies as follows:

	June 30,	March 31,	December 31,	September 30,
	2007	2007	2006	2006

Canadian dollars	$188,300	$239,061	$217,038	$612,660
U.S. dollars	18,898	6,737	89,621	1,359,358
Chinese renminbi	271,818	457,420	521,945	165,210
Hong Kong dollars	92,491	912,545	1,111,269	1,478,927
Euros	153	164	164	152

	$571,660	$1,615,927	$1,940,037	$3,616,307

In aggregate, the Company’s cash resources were $583,000 at June 30, 2007. Management estimates that the Company has sufficient cash to last until mid-September 2007 unless it is able to close a financing. If the proposed CKLS financing occurs then the Company will proceed with a new Phase III clinical trial study in cancer pain for its lead product, TectinTM (TEC-006). Clinical trial costs and operating expenditures will then increase accordingly.
The renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre
As described above, management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through mid-September 2007. At June 30, 2007, the Company incurred significant losses and had an accumulated deficit of $70,754,000. In order for the Company to continue with its long-term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands of dollars)	Total	2008	2009 – 2010	2011 – 2012	Thereafter
Contractual Obligations
Operating leases	$483	$178	$299	$6	$—
Clinical and equipment	79	79
Debenture obligations (1)	3,590	3,590	—	—	—

	$4,152	$3,847	$299	$6	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2008 will be approximately $142,855. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 9 to the June 30, 2007 consolidated financial statements, the Company was jointly responsible for development costs in excess of $38 million (€25 million), if any. On May 11, 2007, the Company and Esteve terminated their licence and collaboration agreement and all of the European licensing rights to TetrodinTM, TectinTM and successor products reverted back to the Company and the deferred revenues of $501,000 as at March 31, 2007 was recognized as license fee revenues in the first quarter of 2008 and no further revenues will be recognized under this agreement.
Contingencies
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,769,543 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
Pursuant to certain PRC regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Refer to the notes to the consolidated financial statements, note 14 “Commitments and Contingencies” for further details pertaining to litigation.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred $52,500 in consulting fees to an officer of the Company during the three months ended June 30, 2007 (2006 — $52,500) which are included in the R&D expenses. As at June 30, 2007, $nil is included in accounts payable and accrued liabilities (2006 — $nil)

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the three months ended June 30, 2007 legal fees incurred to this law firm of $130,694 (2006 — $24,282) are included in general and administrative expenses. As at June 30, 2007, $124,602 is included in accounts payable and accrued liabilities (2006 — $22,730).
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
During the three months ended June 30, 2007 the Company paid $nil (2006 — $14,000) to an educational institution for R&D services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequent to March 31, 2007, the individual resigned from his position at the education institution. The company engaged a Chinese law firm to investigate the contract and concluded that there was no wrong doing of the individual. The WEX board has accepted the conclusion. NMLP’s board of directors has ratified the contract.
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly- owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non- convertible debentures with otherwise similar characteristics at the date of the amendment.
The Company did not make its scheduled installment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2007
As at June 30, 2007, the Company has failed to make scheduled instalment payments of US$1,966,875. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. The arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Subsequent to June 30, 2007, the debenture holders agreed to accept a discounted amount if a proposed financing closes by September 30, 2007. Refer to the notes to the consolidated financial statements for the three months ended June 30, 2007, note 10 and 16(b) “Convertible Debentures” for further details pertaining to the convertible debentures.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Share Capital
As of June 30, 2007, there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,937,612 stock options outstanding in the Company’s stock option plan (of which 2,870,067 were exercisable) at a weighted average exercise price of $2.07.
As at June 30, 2007 there were no warrants outstanding.
As of the date of this MD&A there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,907,612 stock options outstanding in the Company’s stock option plan (of which 2,939,620 were exercisable) at a weighted average exercise price of $2.06. As of the date of this MD&A there were no warrants outstanding.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

19/07	Sep 14, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS FIRST QUARTER RESULTS
Vancouver, BC (September 14, 2007) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) reported events and financial results for the three month period ended June 30, 2007. All amounts, unless specified otherwise, are in Canadian dollars.
Financial Condition
•
The Company has largely expended its available cash reserves, including a $350,000 bridge loan received in July 2007. The Company has sufficient cash reserves to continue operations only until mid-September 2007 but management is optimistic that the proposed financing with CK Life Sciences Int’l. Inc. (“CKLS”) will close following a shareholders’ meeting scheduled for September 17, 2007. The Company has not yet met all material conditions required for closing. There can be no assurances that all conditions will be satisfied and accordingly that the financing will close. If the financing is not completed for any reason, including the Company’s inability to satisfy the conditions precedent, there can be no assurance that the Company will be able to find another investor willing to provide the financing necessary to continue its operations in the short term and will be forced to shut down all of its operations.

Third Quarter Events
•
In May 2007, the Company filed a Clinical Trial Application with Health Canada for Tectin™ and subsequently received a No Objection Letter allowing the Company to conduct a Phase III clinical trial in cancer pain (TEC-006). This multi-centre, randomized, double- blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial which was terminated early when it became apparent that it would not meet its objective when based solely on pain reduction. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment and the Company believes that the TEC-006 trial has a high probability of meeting its composite endpoint based on its re- analysis of the WEX-014 trial.

•
In May 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.

•
In May 2007, the Company reconstituted its scientific advisory board, to which it appointed five outstanding physicians and scientists. These new advisory board members will provide WEX senior management with scientific and medical advice on the Company’s drug development plans and strategies. The scientific advisory board comprises: Charles Berde, MD, PhD; Howard M. Cohen, MD; Patrick du Souich, MD, PhD; KyungMann Kim, PhD, CCRP; and Edward M. Sellers, MD, PhD.

Subsequent Events
•
In July 2007, WEX entered into a subscription agreement with CKLS with respect to a private placement of equity and debt (the “Private Placement Agreement”). Under the terms of the Private Placement Agreement, CKLS or its designee is to subscribe for (i) 16,327,272 common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000; and (ii) a convertible debenture (the “Debenture”) in the principal sum of $15,600,000. The proceeds will be applied to fund the cost of WEX’s planned Phase III clinical trials of Tectin™ and for working capital purposes.

The Private Placement Agreement also provides CKLS or its designee with the rights to participate on the Company’s board of directors, approve the appointment of certain key employees and approve certain financing transactions.

This summary is not complete and the reader is encouraged to review the entire subscription agreement available at http://www.sedar.com/ww.sedar.com.

•
In July 2007, an affiliate of CKLS provided a short-term bridge loan to WEX of $350,000 which is secured by certain Quebec tax credits. The short-term bridge loan matures on the earlier of two months from the advance date or the closing of the private placement. The loan imposes certain restrictions on the activities of WEX throughout its term.

•
Also in July 2007, the Company reached an agreement with holders of its convertible debentures under which approximately $3.4 million is outstanding. The debenture holders have agreed to accept a discounted lump sum amount of approximately $2.1 million, conditional upon the completion of the CKLS transaction by September 30, 2007.

•
In August 2007, the Company’s controller, Mr. Vaughn Balberan, resigned his position due to personal reasons. Since January 31, 2007, Mr. Balberan had acted as chief financial officer pending a search for a replacement of the prior chief financial officer who resigned in December 2006.

Financial Results — Unaudited
For the three months ended June 30, 2007, the Company recorded a loss of $334,000 ($0.01 per common share) compared to a loss of $1.4 million ($0.04 per common share) in the three months ended June 30, 2006. The decrease in loss for the three months ended June 30, 2007, when compared to the same period in the preceding year, is attributable to recognizing in full the deferred revenue as income, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization and the reduction of other overhead expenses. With minor product income, management expects losses to continue during the coming quarters as it continues to focus its resources on the commercialization of Tectin™.
The Company had cash, cash equivalents and short-term investments of $572,000 for the three months ended June 30, 2007 as compared to $4,582,000 for the three months ended June 30, 2006.

As at June 30, 2007, the Company had a working capital deficiency of $2,642,913, total shareholders’ deficiency of $792,742 and an accumulated deficit of $70,754,486.
The Company’s subsidiary in China, NMLP, and Wex Medical Limited in Hong Kong, recorded product revenues of $180,000 for the three months ended June 30, 2007 as compared to $76,000 in the same period in the previous year, or an increase of $104,000. This is primarily the result of increased sales of generic products brought about by revitalizing the marketing team.
The remaining portion of revenue was the recognition of deferred revenue of $501,000 which relates to the Termination Agreement with Esteve. No further revenues will be recognized under this agreement.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	March 31,
As at	2007	2007

ASSETS

Current
Cash and cash equivalents	$359,874	$1,265,542
Short-term investments [note 5]	223,286	361,885
Receivables [note 6]	1,456,453	1,420,247
Inventory [note 7]	202,603	107,237
Prepaid expenses and deposits	291,822	255,315

Total current assets	2,534,038	3,410,226

Deposits	23,231	23,231
Property and equipment [note 8]	1,839,024	1,899,130

TOTAL ASSETS	$4,396,293	$5,332,587

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities [note 13]	$1,631,297	$1,606,319
Advances from customers	12,095	27,848
Deferred revenue	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures [note 10]	3,525,503	3,689,272

Total current liabilities	5,176,951	5,519,273

Deferred revenue	—	312,967
Deferred tenant inducements	12,084	14,098

Total liabilities	5,189,035	5,846,338

Commitments and contingencies [note 14]

Shareholders’ deficiency
Share capital [note 11]	64,230,769	64,230,769
Equity component of convertible debentures [note 10]	725,018	725,018
Contributed surplus [note 12(a)]	5,008,757	4,951,016
Deficit [note 1]	(70,754,486)	(70,420,554)
Accumulated other comprehensive loss	(2,800)	—

Total shareholders’ deficiency	(792,742)	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$4,396,293	$5,332,587

Nature and continuance of operations and basis of presentation [note 1]
See accompanying notes to the consolidated financial statements on www.sedar.com
Approved on behalf of the Board of Directors:

“Dr. Edge Wang” Director	“Simon Anderson” Director

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CHANGE IN DEFICIT AND ACCUMULATED OTHER
COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	June 30,	June 30,
As at	2007	2006
Balance, beginning of period	$(70,420,554)	$(65,660,434)
Opening adjustment on adoption of new accounting policy	—	—
Loss for the period	(333,932)	(1,422,044)

Balance, end of period	$(70,754,486)	$(67,082,478)

CONSOLIDATED STATEMENT OF CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

June 30,
As at	2007
Balance, beginning of period	$—
Opening adjustment on adoption of new accounting policy	—
Net unrealized loss on available-for-sale investments arising during the period	(2,800)

Balance, end of period	$(2,800)

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF OPERATIONS,
AND COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30
	2007	2006
		[Restated note 2]
Revenue
Product sales	$180,304	$75,599
License fees	500,745	46,944

Total revenue	681,049	122,543

Cost of goods sold — product sales	121,502	56,446

Gross profit	559,547	66,097

Expenses
Amortization	46,396	63,492
General and administrative	704,611	492,568
Research and development	273,975	762,853
Sales and marketing	8,659	9,356

Total operating expenses	1,033,641	1,328,269

Operating loss	(474,094)	(1,262,172)

Other income (expenses)
Interest and sundry income	9,581	66,613
Interest expense on convertible debentures [note 10]	(171,199)	(201,972)
Foreign exchange gain (loss)	306,567	(24,513)
Gain on settlement of accounts payable	14,913	—
Realized loss on sale of available-for-sale investments	(19,700)	—

Total other income (expense)	140,162	(159,872)

Loss for the period	(333,932)	$(1,422,044)

Basic and diluted loss per common share	$(0.01)	$(0.04)

Weighted average number of common shares outstanding	$43,809,451	$35,059,451

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Net loss for the period	$(333,932)

Net unrealized loss on available-for-sale investments during the period	(2,800)

Comprehensive loss end of period	$(336,732)

See accompanying notes to the consolidated financial statements on www.sedar.com

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended June 30
	2007	2006
		[Restated note 2]
OPERATING ACTIVITIES
Loss for the period	$(333,932)	$(1,422,044)
Adjustment for items not involving cash
Amortization of deferred revenue	(500,745)	(46,944)
Amortization of property and equipment	60,556	72,322
Amortization of deferred financing costs	1,511	3,180
Amortization of deferred tenant inducement allowance	(2,014)	(2,014)
Foreign exchange gain on convertible debentures	(286,185)	(181,801)
Loss on disposal of property and equipment	—	2,960
Stock-based compensation	57,741	40,201
Imputed interest expense on convertible debentures	169,688	198,792
Realized loss on sale of available-for-sale investments	19,700	—

	(813,680)	(1,335,348)
Changes in non-cash working capital items:
Accounts and other receivables	(36,206)	193,128
Inventory	(95,366)	805
Prepaid expenses, deposits and other	(98,018)	50,367
Accounts payable and accrued liabilities	(22,294)	(1,870,530)
Advances from customers	(15,753)	—

Cash used in operating activities	(1,081,317)	(2,961,578)

INVESTING ACTIVITIES
Proceeds from short term investments	285,975	100,000
Purchase of short term investments	(169,876)	—
Rental deposit	60,000	65,000
Purchases of property and equipment	(450)	(407)
Proceeds from disposal of property and equipment	—	8,341

Cash provided by investing activities	175,649	172,934

Repayment of convertible debentures and interest	—	(426,947)

Cash used in financing activities	—	(426,947)

Decrease in cash and cash equivalents	(905,668)	(3,215,591)

Cash and cash equivalents, beginning of period	1,265,542	7,797,673

Cash and cash equivalents, end of period	$359,874	$4,582,082

Supplemental cash flow information
Interest paid	—	—
Income taxes paid	$—	$—
See accompanying notes to the consolidated financial statements on www.sedar.com

21/07	Sep 18, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
TWO CANADIAN PATENTS ISSUED
Vancouver, BC (September 18, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce the official grant to the Company of Canadian Patent No. 2,485,337 under the title, “Analgesic Composition and Method” and Canadian Patent No. 2,493,885 under the title, “Use of Sodium Channel Blocking Compounds and Aspirin in Manufacturing Drugs for Producing Synergistically Analgesic Effect in Mammals”.
Patent No. 2,485,337 claims a pharmaceutical analgesic composition comprising an opioid analgesic agent and a compound that binds to the SS1 or SS2 subunit of a sodium channel, such as tetrodotoxin and saxitoxin, and analogs thereof.
Patent No. 2,493,885 relates to the use of combinations of sodium channel blocking compounds and aspirin in manufacturing drugs for producing synergistic analgesic effects in mammals, in which said compounds bind to a subunit of SS1 or SS2 sites in the sodium channel.
Foreign counterparts of both patents have been previously issued in China and are pending in other countries.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

20/07	September 18, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX ANNOUNCES RESULTS OF SHAREHOLDERS MEETING
Vancouver, BC (September 18, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today the results of its annual and special meeting (the “Meeting”) of shareholders held on September 17, 2007.
All seven management nominees were elected by acclamation to serve as directors of WEX for a one-year term. The Chairman, Mr. Luan said, “I concluded that the interest of the Company would be best served by supporting the management slate.” The seven directors elected are: Simon Anderson, Tom Du, Guang (Michael) Luan, John W. Sibert, III, Kenneth M. Strong, Victor Tong and Alan Yu.
The shareholders also duly approved the special business presented to them as set out in the information circular (“Information Circular”) dated August 16, 2007 prepared for the Meeting. The special business consisted of the approval of the proposed investment (the “CKLS Investment”) by CK Life Sciences Int’l., Inc. (“CKLS”) or its designated nominee, as described in our press release of July 16, 2007 and in the Information Circular, the waiver of the application of the shareholder rights plan (the “Rights Plan”) to CKLS in respect of the CKLS Investment and an amendment terminating the Rights Plan on the closing of the CKLS Investment, the proposed amendments to the articles creating a new class A Special share and redesignating the common shares of the Company as “restricted voting shares” of the Company and certain amendments made by the board of directors to Bylaw No. 1 of the Company. The closing of the CKLS Investment remains subject to certain terms and conditions as described in the Information Circular.
The balance of the resolutions proposed in the Information Circular were duly passed. A copy of the Information Circular is available on SEDAR under the Company’s name.
Following the closing of the CKLS Investment, the Company intends to conduct a search for a Chief Executive Officer to lead the Company’s next stage of development. Dr. Edge Wang has asked not to be considered as a candidate for that position. Dr. Wang said, “With the shareholders’ approval of the CKLS investment, WEX’s restructuring will be complete. After two years serving the Company during a difficult period and securing significant financing to ensure the Company’s survival, I believe that this is the right time for me to pass direction of the Company’s operations to someone with expertise in late-stage drug development. I will do my best to facilitate a smooth transition in the following months.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement . Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include the satisfaction of the conditions precedent of the Private Placement, including those outlined above. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of WEX Pharmaceuticals Inc. (the “Corporation”) held on September 17, 2007 in Vancouver, British Columbia (the “Meeting”).
1.	Number of Directors
A resolution fixing the number of directors at seven for the ensuing year was approved by a vote by way of a show of hands.
2.	Election of Directors
A resolution electing seven directors for the Corporation, Guang (Michael) Luan, Simon Anderson, Tom Du, John W. Sibert, III, Kenneth M. Strong, Victor Tong and Alan Yu, for a term lasting until the close of the next annual general meeting of shareholders (or until their successors are elected or appointed, unless they otherwise cease to hold office), was approved by a vote by way of show of hands.
3.	Appointment of Auditors
A resolution appointing Manning Elliott, Chartered Accountants, as auditors of the Corporation for the ensuing year was approved by a vote by way of show of hands.
4.	Auditors’ Remuneration
A resolution that the board of directors of the Corporation be authorized to fix the remuneration to be paid to the auditors of the Corporation was approved by a vote by way of a show of hands.
5.	Approval of CKLS Investment
An ordinary resolution approving the CKLS Investment as described in the information circular dated August 16, 2007 (the Information Circular”) for the Meeting, by a majority of the votes cast by independent shareholders, as set out in Exhibit A to the Information Circular for the Meeting, was approved by a vote by way of show of hands.
6.	Approval of Waiver and Termination of Rights Plan
An ordinary resolution approving the waiver of the application of the Rights Plan in respect of the CKLS Investment and an amendment terminating the Rights Plan on the closing of the CKLS Investment, as set out in Exhibit B to the Information Circular for the Meeting, was approved by a vote by way of show of hands.

7.	Approval of Amendments to Articles
A special resolution to create a new Class A Special Share, to attach rights and restrictions to the Class A Special Share, to redesignate the Common Shares as “restricted voting shares” and to make consequential amendments to the rights and restrictions applicable to the Common Shares (as redesignated), as set out in Exhibit C to the Information Circular for Meeting, was approved by a vote by way of a show of hands.
8.	Approval of Amendments to Bylaws
An ordinary resolution approving the amendments made by the board of directors to Bylaw No. 1 that replaced sections 2.08, 2.09, 3.01 and 3.06 of Bylaw No.1 and added Section 2.10 to Bylaw No. 1, as set out in Exhibit D to the Information Circular for the Meeting, was approved by a vote by way of a show of hands.
For additional information, please see the Corporation’s management information circular dated August 16, 2007 filed in connection with the Meeting.
DATED at Vancouver, BC, as of September 17, 2007.

WEX PHARMACEUTICALS INC.
“Peter H. Stafford”
Name:	Peter H. Stafford
Office: Secretary

22/07	Sep 20, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
CLOSING OF TRANSACTION WITH CKLS DEFERRED
Vancouver, BC (September 20, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced today that the closing of the proposed transaction with CK Life Sciences Int’l. Inc. (“CKLS”) has been deferred. The transaction was approved by shareholders at the Company’s annual and special general meeting (the “Meeting”) held on September 17, 2007 in Vancouver.
The closing of the CKLS transaction remains subject to certain terms and conditions as described in the information circular for the Meeting. The Company is working with CKLS to achieve resolution of the outstanding issues and is also in discussions with CKLS to obtain a small increase in the bridge loan they extended to WEX in July 2007. Any increase in the loan will require progress on addressing the remaining transaction conditions; there can be no assurance that CKLS will provide additional funding.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer